UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For June 12, 2012

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

FreeSeas Inc. (the “Company”) is filing this Report on Form 6-K to provide the following information:

Modification of Credit Suisse AG Facility Agreement

On May 31, 2012, the Company entered a Sixth Supplemental Agreement (the “Sixth Supplemental Agreement”) with Credit Suisse AG (“Credit Suisse”), which amends and restates the Facility Agreement dated December 24, 2007, as amended, between the Company and Credit Suisse (the “Facility Agreement”).

The Sixth Supplemental Agreement, among other things, modifies the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;

•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current margin of 3.25%;

•	Release restricted cash of $1.125 million;

•

Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;

•

Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and

•

Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on the Company’s compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

As of the date of this Report on Form 6-K, the outstanding balance under the Facility Agreement totaled $36.45 million. An amendment and restructuring fee equal to 5% of the current outstanding indebtedness will be due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

The modifications provided by the Sixth Supplemental Agreement will provide the Company with greater ability to operate in the current challenging rate environment by reducing the Company’s debt service obligations, which in turn significantly reduces the Company’s cash break-even rate. The Company is also no longer required to sell additional vessels, as it had been under the terms of the Facility Agreement as previously in effect.

The Company is currently in the process of documenting an amendment to its facility agreement with Deutsche Bank Nederland to implement similar modifications, and is in discussions with First Business Bank for similar relief.

Status of Newbuilding Contract

By letter dated June 4, 2012, the Company received a notice of cancellation of its remaining newbuilding contract from the shipyard. The Company had received on May 7, 2012 a notice of default under this contract due to the Company’s failure to pay the $3.66 million installment due on April 21, 2012.

SUBMITTED HEREWITH:

Exhibits

99.1	Sixth Supplemental Agreement dated May 31, 2012 among FreeSeas Inc., Adventure Five S.A., Adventure Six S.A., Adventure Eight S.A., Adventure Ten S.A., Free Bulkers S.A., and Credit Suisse AG

99.2	Facility Agreement (as amended and restated) between FreeSeas Inc. and Credit Suisse AG

99.3	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Five S.A. and Credit Suisse AG

99.4	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Six S.A. and Credit Suisse AG

99.5	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Eight S.A. and Credit Suisse AG

99.6	Deed of Release dated May 31, 2012 by Credit Suisse AG in favor of Adventure Ten S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: June 12, 2012	By:	/s/ Alexandros Mylonas
Name: Alexandros Mylonas
Title: Chief Financial Officer

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